UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-39476

GreenPower Motor Company Inc.

(Translation of registrant's name into English)

#240 - 209 Carrall Street, Vancouver, British Columbia  V6B 2J2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  [X]  Form 40-F  [  ]

SUBMITTED HEREWITH

EXHIBIT 99.1 INCLUDED WITH THIS REPORT IS HEREBY INCORPORATED BY REFERENCE TO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3, AS AMENDED (NO. 333-276209) (THE "FORM F-3") AND FORM S-8 (NO. 333-261422) AND THE REGISTRANT'S PROSPECTUS SUPPLEMENT DATED MARCH 7, 2025 (FILED IN CONNECTION WITH THE FORM F-3), TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED.

99.1	Press Release dated June 26, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenPower Motor Company Inc.

/s/ Michael Sieffert

Michael Sieffert, Chief Financial Officer
Date: June 26, 2025